Exhibit 4.13

Execution Version

EXECUTIVE EMPLOYMENT AGREEMENT

In consideration of his employment by INNOCOLL, INC., a Virginia corporation (the “Company”) and the compensation and benefits outlined below, and intending to be legally bound, MICHAEL MYERS, Ph.D. (“Executive”) agrees with Company as follows:

1.	Definitions. As used in this Agreement, the following terms whether used in the singular or plural form shall have the meanings set forth below:

1.1	An “Affiliate” of any Person means any Person directly or indirectly controlling, controlled by or under common control with such Person including without limitation any direct or indirect Subsidiary of such Person.

1.2	“AG” shall mean Innocoll AG.

1.3	“Board” means the Management Board of Innocoll AG (“AG”).

1.4	"Supervisory Board" means the Supervisory Board of AG.

1.5	“Company’s Business” means:

(a)	the business of development and commercialization of products based on collagen based drug delivery technologies, including without limitation, products that are administered by implantation, topically, bucally, orally or intra-ocularly; and

(b)	any other business conducted or under development during the Restrictive Period by Company, AG, any Affiliate of Company or AG, or any current or prospective business partner or collaborator of the Company or AG.

1.6	“Executive Management” means collectively, all Persons who have been, are or hereafter shall be officers of the Company and/or AG or otherwise are in an executive or management position with Company and/or AG.

1.7	“Exit Date” means the date on which Executive ceases to be employed by Company or any of its Affiliates.

1.8	“Person” means any association, company, corporation, estate, individual, limited liability company, limited liability partnership, limited partnership, family limited partnership, general partnership, individual, trust or other entity or organization of any nature.

1.9	“Prior Employment Agreement” shall mean the Employment Agreement between the Company and Executive dated July 28, 2003.

1.10	“Restrictive Period” means the period of time that commences on the date of this Agreement and ends on the latter of (a) December 31, 2017, or (b) two (2) years following the Exit Date.

1.11	“Subsidiary” means any corporation of which Company and/or AG owns or controls, directly or indirectly, through one (1) or more Affiliates or other Subsidiaries, more than fifty percent (50%) of the combined voting power of all of the outstanding securities of capital stock of such corporation and includes, without limitation, Innocoll Pharmaceuticals, Ltd., an Irish private limited company, its subsidiary Syntacoll GmbH, a German limited liability company, and Innocoll Technologies Ltd., an Irish private limited company.

1.12	“Term” shall mean January 1, 2015 through December 31, 2015, and any extension thereof. Subject to the terms and conditions of this Agreement (excluding those set forth in Section 3.4 below), the Company, in its sole discretion and by not less than ninety (90) days notice to the Executive in writing, may extend the Term by up to six (6) months. Any extension of this Agreement by the Company will be pursuant to and in accordance with the same terms and conditions as set forth in this Agreement.

2.	No Conflicting Agreements. Executive represents to Company that he is not currently subject to, and shall not hereafter become subject to, any employment agreement, confidentiality agreement, non-competition agreement, non-disclosure agreement or any other agreement, covenant, understanding or restriction which would prohibit Executive from fully observing and performing his duties and responsibilities to Company or would otherwise in any manner, directly or indirectly, limit or affect the duties and responsibilities which may now or in the future be assigned to Executive by Company.

3.	Employment. Company employs Executive and Executive accepts such employment in accordance with the terms of this Agreement including without limitation:

3.1	Executive shall serve on a full-time basis during the Term as Head of Portfolio Operations of the Company and a member of the Management Board of AG and shall perform all duties and responsibilities in connection therewith. Executive shall report directly to the Chief Executive Officer of AG on all matters. Executive’s primary work location shall be his home office, currently in Ashburn, Virginia, provided that Executive may be required to work out of any other location that may be established by the Company in the Philadelphia metropolitan area for no more than eight (8) days in any calendar month and no more than two (2) days in any week provided, however, that Executive shall not be required to work in a Philadelphia metropolitan area location during any week in which he has otherwise travelled outside of the Philadelphia metropolitan area on behalf of the Company for three (3) or more days.

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Company shall pay or reimburse Executive for travel expenses (for business travel and to and from his home in Ashburn, Virginia), accommodations and meals in the Philadelphia metropolitan area in accordance with Company travel policy.

3.2	The Supervisory Board has assessed the performance of Executive during 2014 and has determined the bonus amount payable to Executive for services performed during 2014 to be $232,423 and shall pay such bonus to Executive within sixty (60) days of the date of this Agreement, but not before January 1, 2015. The Supervisory Board will also consider the grant of stock options of AG to Executive, but will have no obligation with respect thereto.

3.3	During the Term, Company shall pay Executive annual base compensation (“Base Salary”) payable in installments at such time as Company customarily pays its other employees and shall provide Executive with group insurance and other fringe benefits, as the Company in its sole discretion provides from time to time for other executives of the Company generally, plus an automobile allowance of $1,500 per month (individually and collectively, “Benefits”). Base Salary payable to Executive shall be at the minimum annual rate of four hundred forty-five thousand four hundred seventy-nine dollars ($445,479).

3.4	For 2015, Executive shall receive a monthly office allowance of $2,500.

3.5	At the end of 2015, Executive shall be considered, in the normal course of the year-end evaluations by the Compensation Committee of the Supervisory Board of AG, for a bonus based on annual corporate goals and individual performance goals established by the Supervisory Board and, in its discretion, for equity grants, provided, however, that Executive’s bonus for 2015 shall be in an amount no less than thirty percent (30%) and no greater than sixty percent (60%) of his Base Salary and shall be payable no later than March 14, 2016. If the Term is extended beyond December 31, 2015, Executive shall be entitled to receive a pro rata bonus for 2016 equal to the product of 1/12 of the bonus for 2015 times the number of months that the Term has been extended pursuant to Section 1.12. The bonus payable in accordance with the preceding sentence shall be payable within sixty (60) days of the end of the Term, provided, however, that Executive shall not have the ability to designate, directly or indirectly, the year in which such bonus is paid.

3.6	In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its Affiliates, by reason of the fact that the Executive is or was a director,

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officer, or member of the Board, or of the Company, or any Affiliate of the Company, or is or was serving at the request of the Company as a director, member of the management board, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company to the fullest extent applicable to any other officer, or director, member of the Board or member of the Supervisory Board from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

During the Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage at a minimum level of $10 million to the Executive on terms that are no less favorable than the coverage provided to other officers, directors, members of the Board or members of the Supervisory Board.

3.7	As set forth on Schedule A annexed hereto, the Company acknowledges and agrees that Executive holds equity in the Company as disclosed on Schedule A in accordance with the vesting schedule set forth thereon.

3.8	So long as Executive is employed by Company, Executive shall be entitled to four (4) weeks annual vacation in accordance with such policies as Company shall from time to time promulgate.

4.	No Solicitation/Hire. During the Restrictive Period, Executive shall not, either directly or indirectly, without the prior written consent of the Company, employ or solicit the employment of any Person or engage, solicit the engagement as a consultant of any Person, who is employed by the Company or any of its Affiliates, in an executive, management, marketing, scientific or technical capacity on a full or part-time basis as of the date of termination of the employment relationship between Company and Executive or within the one (1) year period immediately preceding the Exit Date. Even with the prior written consent of the Company, any employment, solicitation, or engagement, or any attempt thereof, whether directly or indirectly, by Executive of any Person subject to the provisions of this paragraph, remains subject to the terms and

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conditions of this Agreement, including, but not limited to, Paragraph 5 "Covenant-Not-To-Compete."

5.	Covenant-Not-To-Compete. During the Restrictive Period, Executive shall not, and shall not encourage or permit any of his Affiliates, or any other Person, directly or indirectly, to:

5.1	engage in competition with, or acquire a direct or indirect interest or an option to acquire such an interest in any Person engaged in competition with Company’s Business anywhere in the world (other than an interest of not more than five percent (5%) of the outstanding stock of any publicly traded company);

5.2	serve as a director, officer, employee, consultant, agent or representative of, or furnish information to, or otherwise facilitate in any way the efforts of, any Person engaged in competition with Company’s Business anywhere in the world;

5.3	without the prior written consent of the Company, solicit, employ, interfere with or attempt to entice away from Company or any Affiliate of Company any Person who has been employed or was engaged by Company or any such Affiliate in an executive, management, marketing, scientific or technical capacity in connection with the conduct of Company’s Business within one year prior to such solicitation, employment, interference or enticement; or

5.4	provide any material assistance to any Person who competes with or has plans of which Executive is aware to compete with Company’s Business, or solicit or encourage any Person who at any time during the one (1) year period immediately preceding the Exit Date;

(a)	was a customer, client, supplier, agent or distributor of Company or any Affiliate to cease doing business with the Company or reduce the amount of business it does with the Company, or change its relationship with the Company;

(b)	was a potential customer, client, supplier, agent or distributor of Company or any Affiliate and with whom employees reporting to or under Executive’s direct control had personal contact on behalf of Company or any Affiliate to cease contact with or change its planned relationship with the Company; or

(c)	was a Person with whom Executive had regular, substantial or a series of business dealings on behalf of Company or any Affiliate of Company (whether or not a customer, client, supplier, agent or distributor of Company or any Affiliate) to change or eliminate its business dealings with the Company or any Affiliate.

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The Restrictive Period shall be automatically extended for any period of time during which the Executive has breached any provisions hereof. The geographic scope of the covenants set forth in this Section 5 shall be worldwide and Executive acknowledges that the business of Company and its Affiliates is worldwide and therefore the geographic scope of such covenants is reasonable and necessary to protect the interests of Company.

6.	Benefits Payable Upon Termination of Employment.

6.1	Except as specifically provided in this Agreement or required by applicable law, upon termination of the employment relationship between Company and Executive for any reason, including, but not limited to, the expiration of the Term, all duties and obligations of Company to Executive and all rights, remedies, compensation, Benefits, privileges, grants and options of Executive shall cease and terminate as of the Exit Date.

6.2	Executive shall be entitled to the compensation and benefits specified in Section 6.3 hereof if Executive’s employment by Company is terminated by Company or upon expiration of the Term, other than by reason of any of the events set forth in Sections 6.4 or 6.5 below.

6.3	Upon termination of employment as set forth in Section 6.2 of this Agreement, and on the condition of signing a separation agreement including a plenary release in a form acceptable to the Company, Executive shall be entitled to the following:

(a)	Compensation. Executive shall be entitled to Base Salary payable in installments and in such amounts as were in effect on the date of termination of Executive’s employment which shall continue until the later of (i) one (1) year following the Exit Date; or (ii) December 31, 2016.

(b)	Employee Benefits. Executive shall be entitled to reimbursement for a continuation of all medical, dental and life insurance benefits in substantially the same manner and amount to which Executive was entitled on the date of termination of Executive’s employment until the later of (i) one (1) year following the Exit Date ; or (ii) December 31, 2016, unless prior to the date these benefits would terminate because of COBRA exhaustion or because Executive becomes eligible for similar benefits with any new employer or other Person.

6.4	With Cause. Executive shall not be entitled to any compensation or Benefits of any nature, including without limitation those referred in Section 6.3 of this Agreement, in the event that the employment relationship between Company and Executive ends by reason of:

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Executive’s admission of any dishonest or illegal act or omission, Executive’s conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence, any negligent act or omission by Executive which has a material adverse effect upon AG, Executive’s willful misconduct, any representation to Company by Executive contained in this Agreement is materially false or misleading, Executive’s failure to implement or observe any lawful directive of the Board or Supervisory Board, or Executive’s breach, violation or default of any of the covenants, duties, or obligations imposed upon Executive pursuant to this Agreement and the failure to cure the same (if curable as permitted by Section 8 of this Agreement).

6.5

Death or Disability. In the event of the Executive's death while employed by the Company, the Company shall pay to the Executive's estate all compensation and benefits earned through the date of death. In the event of Executive’s inability to perform fully his duties and responsibilities to Company to the full extent required by the Board by reason of illness, injury or incapacity for ninety (90) consecutive days, or for more than one hundred twenty (120) days in the aggregate during any period of twelve (12) consecutive calendar months, the Company shall pay to the Executive all compensation and benefits earned through the date of disability. Additionally, in the event of death, Executive’s heirs shall be entitled to receive the salary and benefits continuation described in Section 6.6, less the proceeds from any applicable policy of life insurance obtained by the Company for the benefit of such beneficiaries. In the event of disability, Executive shall be entitled to receive the salary and benefits continuation described in Section 6.6, less the proceeds from any applicable disability insurance policy obtained by the Company for the benefit of the Executive as provided in Section 9.

6.6	Upon Notice by Executive. Unless earlier terminated by the Company pursuant to one of the foregoing provisions, Executive may terminate his employment and this Agreement upon ninety (90) days advance written notice. In such event, Executive shall be entitled to receive salary continuation for one (1) year after the Exit Date and continuation of medical, dental, and life insurance benefits until the earlier of (i) one (1) year after the Exit Date, or (ii) the date on which Executive becomes eligible for similar benefits with any new employer or other Person.

6.7	Upon termination of Executive’s employment for any reason, Executive agrees to resign from the Board and any and all other positions, boards, and committees and all Company property shall be returned by Executive to Company within three (3) days of such termination. All other compensation and Benefits of any nature provided by Company not otherwise addressed in this Agreement shall terminate as of the date of termination of Executive’s employment.

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7.	Confidential Information/Developments.

7.1	Executive recognizes and acknowledges that by reason of his employment by and service to Company, he shall have access to financial, marketing, scientific, technical, proprietary and other confidential information of Company and its Affiliates, including information and knowledge pertaining to Company’s standard operating procedures, processes and formulae, whether patentable or not, Company’s pharmaceutical procedures, products and services offered, research ideas, product testing and development, clinical test results, methods, inventions, innovations, recipes and formulae, designs, ideas, plans, trade secrets, know-how, distribution and sales methods and systems, sales and profit figures, customer and client lists, supplier lists, confidential information obtained from third parties and relationships between Company and its Affiliates, distributors, customers, clients, suppliers and others who have business dealings with Company and its Affiliates and other information not known to Company’s competitors (all of the foregoing being hereinafter referred to as “Confidential Information”). Executive acknowledges that the Confidential Information is a valuable and unique asset of Company and covenants that he shall not, either during the period of time during which Executive is employed by Company or at any time thereafter, disclose any such Confidential Information to any Person for any reason whatsoever without the prior written authorization of the Board, unless such information is in the public domain through no fault of Executive or except (a) as may be required by law with prior notice to Company, or (b) to the extent that such disclosure is provided on a “need-to-know” basis in the proper service of Company’s business interests.

7.2	Executive further recognizes and acknowledges that, in light of his particular duties and responsibilities to Company, all inventions, discoveries, programs, programming techniques, underlying program designs and/or concepts, machinery, products, processes, computer hardware, information systems, software (including without limitation source code, object code, documentation, diagrams and flow charts) and improvements, whether patentable or not, which have been or may in the future be made by him during the course of his duties to Company which relate to any business or activity of Company, whether solely or jointly with others, whether during or outside normal working hours and whether on or off the premises of Company (all of the foregoing being hereinafter referred to as “Inventions and Discoveries”), are and shall be and remain the exclusive property of Company, whether or not disclosed, assigned or transferred at the time of the termination of the employment relationship established pursuant to this Agreement.

7.3	Without request, Executive shall promptly and fully disclose to the Board and/or Supervisory Board and to no other Person the Inventions and Discoveries referred to in Section 7.2 above and shall assign to Company

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all of his rights throughout the world to such Inventions and Discoveries. Upon the request of Company, either during the period of time during which Executive is employed by Company or thereafter, Executive or his personal representatives, at the sole expense and subject to the exclusive control of Company, shall apply or join with Company in applying for a patent, trademark, trade name or registered mark or design in all such countries of the world as Company may in its sole discretion determine, and further shall execute all papers necessary therefore including without limitation assignments to Company, or its nominee, without further consideration.

8.	Remedies. Except as otherwise provided in this Agreement, upon any breach, violation or default by either party to this Agreement (“Defaulting Party”) of any of the representations, covenants, duties or obligations imposed upon such Defaulting Party pursuant to this Agreement, and, if curable, the failure of such Defaulting Party to cure such breach, violation or default within thirty (30) days of the date of the giving of notice by the other party to this Agreement (“Non-Defaulting Party”), the Non-Defaulting Party shall have all rights and remedies which are contained in this Agreement and all other rights and remedies which are at law, in equity or by statute permitted or provided, all such rights and remedies to be cumulative and concurrent. Notwithstanding anything to the contrary, Executive shall have no right to cure any breach, violation or default of any representation, covenant, duty or obligation imposed upon Executive pursuant to this Agreement which arises out of, pertains to or constitutes any dishonest or illegal act or omission, any conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence, commission of any willful misconduct or any breach, violation or default upon the provisions of Sections 5 or 7 of this Agreement.

9.	Disability Payments. In the event that Company shall obtain or procure any disability or similar insurance which makes payments to Executive (“Disability Payments”) on account of Executive being unable to perform his duties and obligations to Company by reason of illness, injury or incapacity, the aggregate amount of such Disability Payments shall constitute a credit on a dollar for dollar basis against all amounts, including without limitation Base Salary, owing by Company to Executive and shall decrease on a dollar for dollar basis such amounts owing by Company, and Company shall be released to such extent. Nothing contained in this Section shall impose any duty or obligation upon Company to obtain any such insurance.

10.	Papers. All correspondence, memoranda, notes, records, reports, drawings, lists, photographs, plans and other papers and items received or made by Executive in connection with his employment by Company shall be the property of Company. Executive shall deliver all such materials, and all copies thereof in whatever form stored, to Company upon request of Company and, even if it does not request, when his employment by Company ends.

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11.	Compliance with 409A of the United States Internal Revenue Code.

11.1	The intent of the parties is that all payments of compensation and benefits under this Agreement will comply with Section 409A of the United States Internal Revenue Service Code (the “Code”) and regulations and guidance promulgated thereunder to the extent such compensation and benefits are not exempt from Section 409A of the Code as short-term deferrals or otherwise. Accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance with Section 409A of the Code.

11.2	If and to the extent required to comply with Section 409A of the Code, with respect to any payments or benefits required to be paid on account of Executive’s termination of employment, “termination of employment” or words to similar effect shall mean “separation from service” as defined in Section 409A of the Code and regulations issued thereunder.

11.3	Notwithstanding any provision of this Agreement to the contrary, if Executive is considered a specified employee (as defined below) at the time of his separation from service, under such procedures as established by Company in accordance with Section 409A of the Code, all payments hereunder that are both treated as deferred compensation as defined in applicable regulations issued under to Section 409A of the Code (after taking into account any applicable exemptions, including without limitation the exemption for short-term deferrals as described in United States Treasury Regulation 1.409A-1(b)(4) and the exemption for separation pay plans described in Unites States Treasury Regulation Section 1.409A-1(b)(9)(iii)) and are payable on account of Executive’s separation from service (for any reason other than his death) may not commence earlier than the earlier of (i) six (6) months after the date of Executive’s separation from service or (ii) the date of Executive’s death. Therefore, in the event this provision is applicable to Executive, any such payment to which the preceding sentence applies that would otherwise be paid to Executive within the first six (6) months following his separation from service shall be accumulated and paid to Executive or his estate in a lump sum on the first regularly scheduled pay date following the first day of the seventh calendar month that begins following Executive's separation from service (or, if earlier, upon Executive’s death). All subsequent distributions shall be paid in the manner otherwise specified in this Agreement. The term "specified employee" shall have the meaning set forth in Section 409A of the Code and regulations thereunder.

11.4	Each payment of remuneration or benefits paid to Executive or his estate following his separation from service pursuant to Section 6.3 of this Agreement shall be treated as a separate payment for purposes of Section 409A of the Code and the regulations thereunder. To the extent that the payment of any remuneration or benefits to Executive pursuant to Section

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6.3 of this Agreement is conditioned on Executive’s execution of a plenary release of all claims, such release must be executed and the applicable revocation period provided for thereunder must expire (without any revocation of such release) no later than sixty (60) days after Executive’s separation from service. As soon as practicable after the expiration of the applicable revocation period under the release expires without any revocation of such release (but no later than March 15 of the calendar year following the calendar year in which Executive’s separation from service occurred), the Company will promptly pay Executive (or his estate if his has died) any amounts that were conditioned upon his execution of a complete and general release and which were otherwise due and payable at the time such revocation period expires.

11.5	To the extent that any expense reimbursement, fringe benefit, in-kind benefit (including any reimbursement described in Section 6.3 of this Agreement) or any similar benefit to which Executive is entitled pursuant to this Agreement or pursuant to any other plan or arrangement in which Executive participates during his period of employment or thereafter provides for a “deferral of compensation” within the meaning of Section 409A of the Code, (i) the amount of expenses eligible for reimbursement provided to Executive during any calendar year shall not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive in any other calendar year, (ii) the reimbursements for expenses for which Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (iii) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

12.	Enforcement. Executive acknowledges that any breach, violation or default by Executive of any of the representations, duties or obligations imposed upon Executive pursuant to this Agreement may cause Company immediate and irreparable harm for which Company’s remedies at law (such as money damages) will be inadequate. Company shall have the right, in addition to any other rights it may have, to obtain an injunction to restrain any breach or threatened breach of this Agreement. Should any provision of this Agreement be adjudged to any extent invalid by any competent tribunal, that provision shall be deemed modified to the extent necessary to make it enforceable. Company may contact any Person with or for whom Executive works after his employment by Company ends and may send that Person a copy of this Agreement.

13.	Binding Effect. Executive’s undertakings hereunder shall bind him and his heirs and legal representatives regardless of (a) the duration of his employment by Company, (b) any change in his title, duties or the nature of his employment, (c) the reasons for or manner of termination of his employment, or (d) the amount of his compensation. The duties and responsibilities of Executive to Company are of a personal nature and shall not be assignable or delegatable in whole or in part

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by Executive. Company shall have the absolute right to assign all or any part of this Agreement without the consent of Executive. In the event of any assignment by Company of this Agreement, Company’s assignee shall have the right to enforce each of the provisions of this Agreement, including without limitation, Sections 4, 5, 6, 7, 8, 9, 11, and 12 of this Agreement and in such event, as used in this Agreement, “Company’’ shall include without limitation any assignee or other successor to its business or assets. The Prior Employment Agreement is hereby terminated by mutual agreement between the parties with the express understanding that neither party shall have any further obligation or liability with respect thereto.

14.	Guarantee. Innocoll AG hereby agrees to guaranty and become surety for the payments and benefits required to be paid or provided by the Company pursuant to the terms of this Agreement. If Executive does not receive any of the payments or benefits required by this Agreement, then Executive shall first make written demand upon the Chief Executive Officer of Innocoll AG explaining the facts and circumstances sufficient to support Executive’s demand. If Executive does not receive payment and/or sufficient explanation for non-payment within thirty (30) days of said demand, Executive may commence an action in the appropriate state or federal court in Philadelphia County, Pennsylvania against Innocoll AG to collect on this guarantee, and shall be entitled to reimbursement for all attorneys fees and costs upon prevailing in whole or in part in such action. Innocoll AG hereby consents to such jurisdiction and venue.

15.	Legal Fees. The Company shall pay Executive’s reasonable legal fees and expenses incurred by him in connection with the negotiation and documentation of this Agreement up to a maximum of $15,000, upon presentation of appropriate documentation, but not later than sixty (60) days after such presentation.

16.	Miscellaneous. This Agreement (a) supersedes all prior Agreements, including the Prior Employment Agreement, understandings, discussions, negotiations, correspondence and other writings and constitutes the entire understanding between Company and Executive about the subject matter covered by this Agreement, (b) may be modified or varied only in writing signed by Company and Executive, (c) shall survive the termination of the employment relationship between Company and Executive, (d) is subject to and contingent and conditioned upon approval by the Board and shall not be binding upon Company unless and until such approval by the Board is given, and (e) shall be governed by Virginia law without giving effect to any conflict of laws provisions.

17.	Jurisdiction. Except as provided in Section 14, the parties hereto agree that any legal suit, action, or proceeding between the arising out of or relating to this Agreement shall be brought in the appropriate state or federal court in or for Loudoun County, Virginia and the parties each waive any defense as to personal jurisdiction therein.

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IN WITNESS WHEREOF, and INTENDING TO BE LEGALLY BOUND HEREBY, the parties to this Agreement have executed this Agreement as of the ___ day of December, 2014.

INNOCOLL, INC.	INNOCOLL AG
(with respect to Section 14 only)

Name:	Name:
Title:	Title:

MICHAEL MYERS, Ph.D

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Schedule A

Innocoll AG Equity Ownership: Michael Myers Ph.D

Innocoll AG

Michael Myers, Ph.D. Holdings

	Pre-IPO	New Options*	January 24, 2015	Total
Ordinary Shares	2,654	0	0	2,654
Options	994	10,747	0	11,741
Phantom Shares**	0	0	48,018	48,018
			Total:	62,413

*Estimate - to be approved
**To vest on January 24, 2015

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